Filed Pursuant to Rule 253(g)(2)
File No. 024-10717

RSE COLLECTION, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 1, 2019

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 18

DATED OCTOBER 11, 2019

This Supplement No.2 dated November 1, 2019, supplements the Post-Qualification Offering Circular Amendment No. 18 of RSE Collection, LLC (the “Company”) dated October 11, 2019 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on October 11, 2019 and qualified on October 23, 2019, as may be further amended and supplemented  (the “Offering Circular”). This Supplement No. 2 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 2 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Use of Proceeds, Asset Description and details contained in the Master Series Table with respect to “#89FG2 / Series 1989 Ferrari 328 II” are replaced in their entirety with the information contained in this Supplement No. 2. Except as specifically set forth in this Supplement No. 2, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Offering Price per Interest	Minimum Offering Size	Maximum Offering Size	Agreement Type	Opening Date	Closing Date	Status	Sourcing Fee	Minimum Membership Interests	Maximum Membership Interests	Comments
#89FG2 / Series 1989 Ferrari 328 II	10/23/2019	1989 Ferrari 328 GTS	$75.00	$120,000	$150,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$1,719	1600	2000	• Acquired Underlying Asset for $118,500 on 10/29/2019 through a non-interest-bearing payment by the Manager

USE OF PROCEEDS – Series #89FG2

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #89FG2 Asset Cost (1)	$118,500	92.94%
	Equity retained by Asset Seller (1)	$0	0.00%
	Cash on Series Balance Sheet	$3,000	2.35%
	Brokerage Fee	$1,275	1.00%
	Offering Expenses (2)	$956	0.75%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Registration and other vehicle-related fees	$300	0.24%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$1,000	0.78%
	Marketing Materials	$750	0.59%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$1,719	1.35%
	Total Fees and Expenses	$6,000	4.71%
	Total Proceeds	$127,500	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	10/29/2019
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$118,500
Installment 2 Amount	$0
Acquisition Expenses	$2,050

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the Brokerage Fee listed in the Use of Proceeds Table to (i) the Broker as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses listed in the Use of Proceeds Table related to the Custody Fee, (iii) the Acquisition Expenses listed in the Series Detail Table (including but not limited to the items described in the Use of Proceeds Table above), the Transportation Expenses and Marketing Materials fees listed in the Use of Proceeds Table which will be paid to the Manager and its affiliates, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) Sourcing Fee to the Manager listed in the Use of Proceeds Table as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF THE SERIES 1989 FERRARI 328 II

Investment Overview

●Upon completion of the Series #89FG2 Offering, Series #89FG2 will purchase a 1989 Ferrari 328 GTS (at times described as the “Ferrari 328” throughout this Offering Circular) as the underlying asset for Series #89FG2 (the “Series 1989 Ferrari 328 II ” or the “Underlying Asset” with respect to Series #89FG2, as applicable), the specifications of which are set forth below.

●The Ferrari 328 GTS was a mid-engine two-seat V8 sportscar built by Ferrari from 1985 to 1989.

●Ferrari produced 1,089 examples of the 328 GTS in 1989, with a total of 6,068 built across all years of production.

●The Underlying Asset has been certified by Ferrari Classiche and is finished in a rare paint and interior color scheme.

Asset Description

Ownership & Maintenance History

●The Underlying Asset has been under the custody of multiple owners since new and presents in exceptional condition with numerous major services at Ferrari dealerships in the US dating back to 1996.

●The Underlying Asset received major engine service including a timing belt change in 2014.

Notable Features

●The Underlying Asset is a final year production example of the Ferrari 328 and is the only year to feature ABS, upgraded suspension and convex wheels.

●The Underlying Asset has original paint and interior and is finished in rare Blu Chiaro Metallizzato exterior over Cuoio interior.

Notable Defects

●The Underlying Asset presents in exceptional condition, commensurate with its limited mileage.

Details

Series 1989 Ferrari 328 II
Year	1989
Production Total (1989)	1,089
Mileage	10,896
Engine	3.2 L V8
Transmission	5-speed manual transmission
Ext. Color	Blu Chiaro Metallizzato
Int. Color	Cuoio
Documentation	Service Records, Original Books, Ferrari Classiche
Condition	Original
Books/manuals/tools	Yes
Paint	Original
Vin	ZFFXA20A0K0079173
Engine	Original
Transmission	Original

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 1989 Ferrari 328 II going forward.